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                                                                  Exhibit (a)(5)


                  [THE FOLLOWING WILL BE DELIVERED VIA EMAIL]


                                 April 6, 2001

             ANNOUNCEMENT OF OFFER TO EXCHANGE OUTSTANDING OPTIONS
                   UNDER THE PERICOM SEMICONDUCTOR CORPORATION
             1995 STOCK OPTION PLAN AND 2001 STOCK INCENTIVE PLAN


     The following offer is being made under the terms and subject to the conditions of an offer to exchange and related documents that are being mailed today to the home address of employees who have been identified as eligible to participate in this program.

     If you do not receive a mailing within a week and think you should have, or if you have questions relative to the offer after you receive your documents by mail, please contact Michael D. Craighead, CFO by email or at (408) 435-0800.

     Due to today's difficult market conditions, many of our employees hold stock options with an exercise price that exceeds the current market price of our common stock. Because our board of directors recognizes that the Company's option plan may not currently be providing performance incentives for its valued employees, the board has considered a number of ways to provide you with the benefit of options that over time may have a greater potential to increase in value.

     As a result, Pericom Semiconductor Corporation will offer to exchange your outstanding options under its 1995 Stock Option Plan and 2001 Stock Incentive Plan with an exercise price of $15.00 or more for new options we will grant under those plans. You may tender options for all or any portion of the shares of common stock subject to your options, however, if you were granted any options during the six month period immediately prior to and including April 6, 2001 and you wish to participate in this offer, you must tender any options you received during such six month period. You also have the right to choose not to tender any of your options.

     The number of shares of common stock subject to the new options will be equal to the number of shares subject to the options that you tender and we accept for exchange, as adjusted for any stock splits, stock dividends and similar events. We will grant the new options on or about the first business day which is at least six months and one day following the date we accept and cancel the tendered options. For example, if we accept and cancel the tendered options on May 4, 2001 as currently scheduled, we will grant the new options on or about November 5, 2001.

     You must be an employee of the Company or one of its subsidiaries from the date you tender options through the date we grant the new options in order to receive new options. If you

                               Exh. (a)(5) - 1
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do not remain an employee, you will not receive any new options or any other consideration for the options tendered by you and canceled by the Company.

     The terms and conditions of new options will be substantially the same as the terms and conditions of your current options, except in two respects:

     . the per share exercise price of all new options will equal the last reported sale price of our common stock on the Nasdaq National Market on the date we grant the new options; and

     . Your options will vest as follows: 12.5% will vest on the grant date and the remainder will vest at a rate of 1/48 per month over the following 42 months.

     The board of directors makes no recommendation as to whether you should tender or refrain from tendering your options in the offer. You must make your own decision whether to tender your options.

     The Company's offer is being made under the terms and subject to the conditions of an offer to exchange and a related letter of transmittal which you should receive within the next week. You should carefully read the entire offer to exchange and letter of transmittal before you decide whether to tender all or any portion of your options. A tender of options involves risks which are discussed in the offer to exchange. To tender options, you will be required to properly complete and return to us the letter of transmittal and any other documents specified in that letter by the expiration date of the Company's offer.

     If you have any questions about the offer, please call Michael D. Craighead, CFO at (408) 435-0800.

     We thank you for your continued efforts on behalf of Pericom Semiconductor Corporation.

                                Exh. (a)(5) - 2